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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
            Section 14(d) (4) of the Securities Exchange Act of 1934

                                (Amendment No. 6)

                              HEADHUNTER.NET, INC.
                            (Name of Subject Company)

                            -------------------------

                              HEADHUNTER.NET, INC.
                        (Name of Person Filing Statement)

                     Common Stock, $0.01 par value per share
                          (including associated Junior
                          Participating Preferred Stock
                                Purchase Rights)
                        (Title of Classes of Securities)

                                    422077107
                      (CUSIP Number of Class of Securities)

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                            Robert M. Montgomery, Jr.
                             Chief Executive Officer
                              HeadHunter.NET, Inc.
                          333 Research Court, Suite 200
                             Norcross, Georgia 30092
                                 (770) 349-2400
           (Name, Address and Telephone Number of Person authorized to
                 Receive Notices and Communications on Behalf of
                          the Person Filing Statement)

                                 With a copy to:

                                J. Vaughan Curtis
                                Alston & Bird LLP
                               One Atlantic Center
                           1201 West Peachtree Street
                             Atlanta, Georgia 30309
                                 (404) 881-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         This Amendment No. 6 hereby amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by HeadHunter.Net, Inc., a Georgia corporation ("Headhunter" or the "Company"), with the Securities and Exchange Commission (the "SEC") on August 31, 2001, as amended by Amendment No. 1 thereto filed with the SEC on September 18, 2001, Amendment No. 2 thereto filed with the SEC on September 20, 2001, Amendment No. 3 thereto filed with the SEC on September 25, 2001, Amendment No. 4 thereto filed with the SEC on October 1, 2001 (and refiled on October 10, 2001) and Amendment No. 5 thereto filed with the SEC on October 10, 2001 (the "Schedule 14D-9"), relating to the offer to purchase all of the outstanding shares of common stock, $0.01 par value per share, of the Company (the "Common Stock") and the associated junior participating preferred stock purchase rights (the "Rights" and collectively with the Common Stock, the "Shares") issued pursuant to the Shareholder Protection Rights Agreement, dated as of April 15, 2000, between the Company and American Stock Transfer & Trust Company, as Rights Agent, as amended by Amendment No. 1, dated as of February 27, 2001, and Amendment No. 2, dated as of August 24, 2001, for $9.25 per Share, net to the seller in cash, by CB Merger Sub, Inc., a Georgia corporation (the "Purchaser") and a wholly owned subsidiary of Career Holdings, Inc., a Delaware corporation ("Career Holdings"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

         Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 8.  Additional Information

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph at the end of the discussion under the heading "Certain Legal Matters":

         On October 17, 2001, Career Holdings announced that it has extended the Offer for all outstanding Shares from 5:00 p.m., New York City time, on October 16, 2001 to 5:00 p.m., New York City time, on October 23, 2001. The extension of the Offer was made because the applicable waiting period under the HSR Act has not yet expired or been terminated.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         HEADHUNTER.NET, INC.


                                         By:   /s/ W. Craig Stamm
                                               --------------------------------
                                               Name: W. Craig Stamm
                                               Title:  Chief Financial Officer

Dated: October 17, 2001